Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement Nos. 333-146815, 333-156994, 333-171122 and 333-183029, on Form S-8, and Registration Statement No. 333-258433 on Form S-3 of Gran Tierra Energy Inc. of our reports dated February 20, 2024, with respect to the consolidated balance sheets of Gran Tierra Energy Inc. as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2023, which reports appear in the December 31, 2023 annual report on Form 10‑K of Gran Tierra Energy Inc.for the fiscal year ended December 31, 2023.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 20, 2024